09055889

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67785

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sixpoint Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Laurence Smith, Partner 212-751-8690
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkow, Schechter & Company LLP
(Name – *if individual, state last, first, middle name*)

350 Bedford Street (Address) Stamford, (City) CT (State) 06901 (Zip Code)

SEC Mail Processing Section
FEB 27 2009
Washington, DC
103

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Laurence Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sixpoint Partners LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Partner

Title

Notary Public

IVY M. HURLEY
Notary Public - State of New York
No. 01HU6117929
Qualified in New York County
My Commission Expires November 1, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIXPOINT PARTNERS LLC
FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2008

CONTENTS

Berkow,
Schechter
& Company LLP

Certified Public Accountants

350 Bedford Street · Stamford, Connecticut 06901 · Tel (203) 356-1061 · Fax (203) 356-1283

INDEPENDENT AUDITOR'S REPORT

To the Members
Sixpoint Partners LLC
New York, NY 10022

We have audited the accompanying statement of financial condition of Sixpoint Partners LLC (the "Company") as of December 31, 2008, and the related statements of operations, changes in members' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sixpoint Partners LLC at December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berkow, Schechter & Company LLP

Berkow, Schechter & Company LLP

February 23, 2009

SIXPOINT PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$ 140,562
Accounts receivable	12,580
Investments, at fair value (cost $1,728,845)	1,728,844
Furniture and equipment, net of accumulated depreciation of $2,415	12,456
Security Deposit	20,000
Total Assets	$ 1,914,442

LIABILITIES AND MEMBERS' CAPITAL

Accounts payable	$ 35,569
Accrued expenses	54,719
401(k) payable	38,333
Due to affiliate - CHC	500,000
Total Liabilities	628,621
Members' Capital	1,285,821
Total Liabilities and Members' Capital	$ 1,914,442

See notes to financial statements.

SIXPOINT PARTNERS LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

Income:	
Consulting and administration fees	$ 1,450,032
Reimbursed expenses	93,643
	1,543,675
Expenses (see schedule of expenses)	2,696,550
Loss from operations	(1,152,875)
Investment income:	
Interest and dividend income	62,944
Net realized loss on securities	(2,384)
Net investment income	60,560
Net loss	$ (1,092,315)

See notes to financial statements.

SIXPOINT PARTNERS LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2008

Balance, December 31, 2007	$ 2,378,136
Capital contributions	-
Net loss	(1,092,315)
Capital withdrawals and distributions	-
Balance, December 31, 2008	$ 1,285,821

See notes to financial statements.

SIXPOINT PARTNERS LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:	
Net loss	$ (1,092,315)
Depreciation	1,987
Increase /(decrease) in cash due to change in:	
Accounts receivable and other assets	(32,580)
Accounts payable and other liabilities	628,261
Net cash used in operating activities	(494,647)
Cash flows from investing activates:	
Purchases of office equipment	(2,891)
Sale of investments	552,196
Net cash used in investing activities	549,305
Net decrease in cash	54,658
Cash, beginning of year	85,904
Cash, end of year	$ 140,562

See notes to financial statements.

NOTE 1 - NATURE OF OPERATIONS

Sixpoint Partners LLC (the "Company"), a Delaware limited liability company, is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority (the "FINRA"). The Company is a global placement agent and leading provider of alternative investment solutions for private equity funds.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements is as follows:

Estimates

The financial statements are prepared in conformity with accounting principles generally accepted in the United States which require management to make estimates and assumptions that affect certain amounts and disclosures reported in the financial statements and accompanying notes. Accordingly, actual results could differ from those estimates.

Depreciation

Depreciation is computed using the straight line method based on the estimated useful lives of the individual items comprising depreciable assets.

Cash

Cash is held in a Signature Bank checking account and is insured up to $250,000 by the Federal Deposit Insurance Corporation (the "FDIC").

Accounts receivable

Accounts receivable are shown net of a reserve for bad debts.

Investments

Investments primarily consist of two brokerage accounts at Merrill Lynch totaling $1,219,039 in money market funds and two Signature Securities Group accounts consisting of $384,805 in money market funds and a $125,000 Eaton Vance Floating Rate Income Trust Auction Preferred Shares, Series B. The Securities Investor Protection Corporation (the "SIPC") insures these investments up to $500,000 per institution.

Investments are valued at the last reported sales or bid as determined on the exchange on which they principally trade.

NOTE 3 - CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") and the FINRA's growth and business reduction capital requirements. The Company computes its net capital under the basic method of the Rule which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined.

The following is a summary of the Company's net capital position at December 31, 2008.

Net capital	$1,240,785
Excess of net capital over requirements	$1,198,878
Aggregate indebtedness to net capital	.51-1.00

NOTE 4 - CUSTOMER SECURITIES - POSSESSION AND CONTROL REQUIREMENTS

The Company is exempt from certain provisions of rule 15c3-3 of the Securities Exchange Act of 1934 since it carries no customer accounts, and does not otherwise hold funds or securities of customers.

NOTE 5 - OPERATING LEASE COMMITMENTS

The Company leases its office space under a sublease agreement that expires on March 31, 2011. Minimum future rental payments under the non-cancelable operating lease as of December 31, 2006 for the next three (3) years is:

December 31, 2009	$ 152,742
December 31, 2010	144,102
December 31, 2011	36,246
Total Future Rental Payments	$ 333,090

NOTE 7 - INCOME TAXES

The Company has elected to be taxed as a partnership and income taxes are not assessed on a partnership. Each member's share of Company income or loss is included in the respective member's individual income tax return.

NOTE 8 - PROFIT SHARING PLAN

The Company has adopted a 401(k) profit sharing plan. The Company has the discretion to match participants' 401(k) contributions and to contribute additional amounts on behalf of the participants. In 2008 the Company made no contributions.

SIXPOINT PARTNERS LLC
SCHEDULE OF EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2008

Expenses:	
Reimbursed expenses	$ 134,873
Salaries, partners	700,000
Salaries and wages, other	800,690
Legal fees	209,917
Fee sharing	186,487
Outside contractor	143,289
Rent and utilities	123,552
Travel	62,127
Regulatory fees	61,841
Payroll taxes	52,665
Telephone and internet	44,321
Employee benefits	35,182
Dues and subscriptions	21,832
Technology	20,541
Meals and entertainment	18,788
Conferences	15,191
Recruiting fee	13,075
Consulting	12,139
Accounting fees	11,300
Printing and reproduction	7,059
Professional development	4,538
Office supplies and expense	4,423
Contributions	2,800
Depreciation	1,987
Bank service charges	1,552
Postage and delivery	1,534
Miscellaneous	1,377
Payroll service fee	1,294
Workers' comp	1,102
Gifts	1,074
Total operating expenses	$ 2,696,550

See notes to financial statements.

Supplemental Information

SIXPOINT PARTNERS LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2008

Stockholder's equity	$ 1,285,821
Deductions, non-liquid assets	(45,036)
Deductions, haircut on securities	(50,827)
Net capital	1,189,958
Minimum net capital required	41,908
Excess of Net Capital Over Minimum Requirements	$ 1,148,050
Aggregate Indebtedness	$ 628,621
Percentage of Aggregate Indebtedness to Net Capital	52.83%

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17A-5 as of December 31, 2008):

Net Capital, as reported in Company's Part IIA (unaudited) Focus Report	$ 1,270,517
Additional accrued expenses	(80,559)
Net Capital Per Above	$ 1,189,958

SIXPOINT PARTNERS LLC
STATEMENT REGARDING RULE 15c3-3
DECEMBER 31, 2008

The Company has claimed an exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k2)(2)(i) of that rule.

Supplemental Report

Berkow,
Schechter
& Company LLP
Certified Public Accountants
350 Bedford Street · Stamford, Connecticut 06901 · Tel (203) 356-1061 · Fax (203) 356-1283

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT OF ON INTERNAL CONTROL

To the Members
Sixpoint Partners LLC
New York, NY 10022

In planning and performing our audit of the financial statements and supplemental schedules of Sixpoint Partners LLC (the "Company"), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berkow, Schechter & Company LLP

Berkow, Schechter & Company LLP

February 23, 2009

SIXPOINT PARTNERS LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2008